As filed with the Securities and Exchange Commission on March 3, 2009

Registration No. 333—

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMEREN CORPORATION

(Exact name of registrant as specified in its charter)

Missouri (State or other jurisdiction of incorporation or organization)	43-1723446 (I.R.S. Employer Identification No.)

1901 Chouteau Avenue

St. Louis, Missouri 63103

(314) 621-3222
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ameren Corporation Savings Investment Plan
(Full title of the plan)

WARNER L. BAXTER
Executive Vice President and Chief Financial Officer

STEVEN R. SULLIVAN
Senior Vice President, General Counsel and Secretary
1901 Chouteau Avenue
St. Louis, Missouri 63103
(314) 621-3222

(Names and address, including zip code, and telephone number, including area code, of agents for service)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1) (2)	Proposed Maximum Offering Price Per Share (3)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee
Common Stock, $.01 par value	4,000,000 shares	$23.98	$95,920,000	$3,770

(1)         In addition, pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement also covers such indeterminable number of additional securities as may become deliverable as a result of stock splits, stock dividends or similar transactions, in accordance with the provisions of the employee benefit plan described herein.

(2)         In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

(3)         Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(h) under the Securities Act of 1933 on the basis of the average of the high and low prices of the registrant’s common stock on the New York Stock Exchange composite tape on February 27, 2009.

Part II.  Information Required in the Registration Statement

Item 3.                     Incorporation of Documents by Reference.

The following documents, previously filed with the Securities and Exchange Commission (“SEC”) by Ameren Corporation (the “Company”) and the Ameren Corporation Savings Investment Plan (the “Plan”) pursuant to the Securities Exchange Act of 1934, are incorporated by reference in this registration statement:

(a)          the Company’s Annual Report on Form 10-K for the year ended December 31, 2008;

(b)         the Current Reports on Form 8-K filed January 28, 2009, February 5, 2009, February 17, 2009 (excluding any portion of such report that was furnished and not filed) as amended by Form 8-K/A filed on February 17, 2009 (excluding any portion of such report that was furnished and not filed), February 19, 2009 and March 2, 2009 (excluding any portion of such report that was furnished and not filed); and

(c)          the Annual Report on Form 11-K for the year ended December 31, 2007 of the Plan.

All documents subsequently filed by the Company or the Plan pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any portions of any such documents that are furnished and not filed), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all the securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.  Any statement contained in an incorporated document shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed incorporated document modifies or supersedes such statement.

Item 4.                     Description of Securities.

General

The following descriptions of the Company’s common stock and the relevant provisions of its restated articles of incorporation and By-laws are summaries and are qualified by reference to its restated articles of incorporation and By-laws which have been previously filed with the Securities and Exchange Commission, as well as the applicable Missouri General and Business Corporation Law.

Under the Company’s restated articles of incorporation, the Company is authorized to issue 400 million shares of common stock, $.01 par value per share, and 100 million shares of preferred stock, $.01 par value per share.  As of February 15, 2009, approximately 212,646,273 shares of common stock and no shares of preferred stock were outstanding.

Dividend Rights and Limitations

The holders of the Company’s common stock are entitled to receive such dividends as its board of directors may from time to time declare, subject to any rights of the holders of its preferred stock, if any is issued.  The Company’s ability to pay dividends depends primarily upon the ability of its subsidiaries to pay dividends or otherwise transfer funds to it.  Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of the Company’s subsidiaries to transfer funds to it in the form of cash dividends, loans or advances.

Voting Rights

Except as otherwise provided by law and subject to the voting rights of holders of the Company’s preferred stock, if any is issued, the holders of the Company’s common stock have the exclusive right to vote for the election of directors and for all other purposes.  Each holder of the Company’s common stock is entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, including the election of directors, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.  The common stock shall vote together as a single class.  The holders of the Company’s common stock are not entitled to cumulate votes for the election of directors.  At annual and special meetings of shareholders, a majority of the outstanding shares of common stock constitutes a quorum.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company’s affairs, voluntarily or involuntarily, the holders of the Company’s common stock will be entitled to receive the remainder, if any, of the Company’s assets after the payment of all its debts and liabilities and after the payment in full of any preferential amounts to which holders of any preferred stock may be entitled.

Uncertificated Shares and Certificates of Stock

The interest of each shareholder of any class of stock of the Company shall not be evidenced by certificates for shares and all shares of all classes of stock shall be uncertificated shares; provided, however, that (a) any shares of stock of the Company represented by a certificate shall continue to be represented by such certificate until such certificate is surrendered to the Company and (b) the Company may, at its option but without obligation, issue certificates for some or all of any shares of some or all of any classes of stock as determined by the Company from time to time.

Miscellaneous

The outstanding shares of common stock are fully paid and nonassessable.  The holders of the Company’s common stock are not entitled to any preemptive or preferential rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock.  The Company’s common stock does not contain any redemption provisions or conversion rights.

Transfer Agent and Registrar

Ameren Services Company, a subsidiary of the Company, acts as transfer agent and registrar for the common stock.

Certain Anti-Takeover Matters

The Company’s restated articles of incorporation and By-laws include a number of provisions that may have the effect of discouraging persons from acquiring large blocks of its stock or delaying or preventing a change in its control.  The material provisions that may have such an effect include:

•                  authorization for the Company’s board of directors (subject to any required regulatory approval) to issue the Company’s preferred stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters);

•                  advance notice procedures with respect to nominations of directors or proposals other than those adopted or recommended by the Company’s board of directors;

•                  the prohibition of shareholder action by less than unanimous written consent without a meeting; and

•                  provisions specifying that only the chief executive officer or the board of directors (by a majority vote of the entire board of directors) may call special meetings of shareholders, and that the chairman of the meeting may adjourn a meeting of shareholders from time to time, whether or not a quorum is present.

In addition, the Missouri General and Business Corporation Law, or the MGBCL, contains certain provisions, including business combination provisions that would be applicable to certain mergers, share exchanges or sales of substantially all assets involving the Company or a subsidiary and a significant shareholder and which could have the effect of substantially increasing the cost to the acquiror and thus discouraging any such transaction.  The MGBCL permits shareholders to adopt an amendment to the articles of incorporation opting out of the business combination provisions, and the Company’s restated articles of incorporation opt out of such provisions.

Under the Illinois Public Utilities Act, approval of the Illinois Commerce Commission is required for any transaction which, regardless of the means by which it is accomplished, results in a change in the ownership of a majority of the voting capital stock of an Illinois public utility or the ownership or control of any entity which owns or controls a majority of the voting capital stock of a public utility.  Because the Company controls a majority of the voting stock of Central Illinois Public Service Company, doing business as AmerenCIPS, Central Illinois Light Company, doing business as AmerenCILCO and Illinois Power Company, doing business as AmerenIP, each a public utility subject to Illinois utility regulation, any change in the Company’s ownership or control, within the meaning of the Illinois Public Utilities Act, would require Illinois Commerce Commission approval.  Certain acquisitions by any person of our outstanding voting shares would also require approval under the Federal Power Act and the Atomic Energy Act of 1954, as amended.

Item 5.                     Interests of Named Experts and Counsel.

Ronald K. Evans, Esq., Vice President and Deputy General Counsel of Ameren Services Company, a Missouri corporation and a subsidiary of the Company, will pass upon the validity of the offered securities.  As of February 15, 2009, Mr. Evans owned 5,132 shares of the Company’s common stock.  In addition, as of that date, Mr. Evans owned 1,103 restricted shares of the Company’s common stock, 450 of which were vested but not yet released, and has been awarded 7,093 performance share units under the Ameren Corporation Long-Term Incentive Plan of 1998 and the Ameren Corporation 2006 Omnibus Incentive Compensation Plan, 6,452 of which are subject to meeting performance targets.

Item 6.                     Indemnification of Directors and Officers.

Article IV of the Company’s By-laws, consistent with the applicable provisions of the MGBCL, provides for indemnification of directors and officers.  These provisions provide that any person shall be indemnified for expenses and liabilities imposed upon such person in connection with any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In a proceeding brought by or in the right of the Company, indemnification shall be made with respect to any claim as to which an officer or director has been adjudged to have been liable to the Company if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company.  However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

The Company’s By-laws, consistent with the applicable provisions of the MGBCL, provide that indemnification shall be made by the Company only if a determination has been made by a majority vote of a quorum of the disinterested directors or by the shareholders or by independent legal counsel, that the director or officer met the required standard of conduct.

The Company’s By-laws, consistent with the applicable provisions of the MGBCL, further provide that, in addition to the indemnities described in the preceding paragraphs, the Company will further indemnify its officers and directors to the maximum extent permitted by law, provided that no indemnity may be given for conduct that is adjudged to be knowingly fraudulent, deliberately dishonest, or willful misconduct.

The Company has purchased insurance on behalf of its officers and directors which insures them against certain liabilities and expenses, including those that may arise under the Securities Act of 1933.

Item 7.                     Exemption from Registration Claimed

Not Applicable

Item 8.                     Exhibits.

Exhibit
Number	Description of Exhibit

*4.1	Restated Articles of Incorporation of the Company (File No. 33-64165, Annex F).

*4.2	Certificate of Amendment to the Restated Articles of Incorporation filed with the Secretary of State of the State of Missouri on December 14, 1997 (1998 Form 10-K, Exhibit 3(i), File No. 1-14756).

*4.3	By-laws of the Company as amended effective October 10, 2008 (October 14, 2008 Form 8-K, Exhibit 3.2(ii), File No. 1-14756).

5

Opinion of Ronald K. Evans, Esq., Vice President and Deputy General Counsel of Ameren Services Company, a Missouri corporation and a subsidiary of the Company, regarding the legality of the securities.

23.1	Consent of Ronald K. Evans, Esq. (included in opinion, attached hereto as Exhibit 5).

23.2	Consent of independent registered public accounting firm.

24	Power of Attorney.

99.1	Ameren Corporation Savings Investment Plan.

99.2	Amendment No. 1 to Ameren Corporation Savings Investment Plan.

99.3	Amendment No. 2 to Ameren Corporation Savings Investment Plan.

*                 Incorporated herein by reference as indicated.

UNDERTAKING:  The Company hereby undertakes that it has submitted the Plan and will submit any amendment thereto to the Internal Revenue Service in a timely manner and has made or will make all changes required by the Internal Revenue Service in order to qualify the plan.

Item 9.                     Undertakings.

a.     The undersigned hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)             To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)       To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b.              That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and each filing of the Plan’s annual report pursuant to Section 15(d) of the Securities Act of 1933 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 6 above, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant.  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the 3rd day of March, 2009.

AMEREN CORPORATION (Registrant)

By:	/s/ Gary L. Rainwater
Gary L. Rainwater
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Gary L. Rainwater Gary L. Rainwater	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2009
/s/ Warner L. Baxter Warner L. Baxter	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 3, 2009
/s/ Martin J. Lyons Martin J. Lyons	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 3, 2009
* Stephen F. Brauer	Director	March 3, 2009
* Susan S. Elliott	Director	March 3, 2009
* Walter J. Galvin	Director	March 3, 2009
* Gayle P. W. Jackson	Director	March 3, 2009
James C. Johnson	Director	March 3, 2009
* Charles W. Mueller	Director	March 3, 2009
* Douglas R. Oberhelman	Director	March 3, 2009

* Harvey Saligman		Director	March 3, 2009
* Patrick T. Stokes		Director	March 3, 2009
* Jack D. Woodard		Director	March 3, 2009

* By:	/s/ Warner L. Baxter Warner L. Baxter Attorney-in-Fact		March 3, 2009

The Plan.  Pursuant to the requirements of the Securities Act of 1933, the person who administers the undersigned employee benefit plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of St. Louis and State of Missouri, on the 3rd day of March, 2009.

AMEREN CORPORATION SAVINGS INVESTMENT PLAN

By: AMEREN SERVICES COMPANY (Administrator)

By:	/s/ Jerre E. Birdsong
Jerre E. Birdsong
Vice President and Treasurer

EXHIBIT INDEX

*4.1	Restated Articles of Incorporation of the Company (File No. 33-64165, Annex F).

*4.2	Certificate of Amendment to the Restated Articles of Incorporation filed with the Secretary of State of the State of Missouri on December 14, 1997 (1998 Form 10-K, Exhibit 3(i), File No. 1-14756).

*4.3	By-laws of the Company as amended effective October 10, 2008 (October 14, 2008 Form 8-K, Exhibit 3.2(ii), File No. 1-14756).

5

Opinion of Ronald K. Evans, Esq., Vice President and Deputy General Counsel of Ameren Services Company, a Missouri corporation and a subsidiary of the Company, regarding the legality of the securities.

23.1	Consent of Ronald K. Evans, Esq. (included in opinion, attached hereto as Exhibit 5).

23.2	Consent of independent registered public accounting firm.

24	Power of Attorney.

99.1	Ameren Corporation Savings Investment Plan.

99.2	Amendment No. 1 to Ameren Corporation Savings Investment Plan.

99.3	Amendment No. 2 to Ameren Corporation Savings Investment Plan.

*                 Incorporated herein by reference as indicated.